JUPITER WELLNESS, INC.

725 N. Hwy A1A, Suite C-106

Jupiter, FL 33477

                                               July 28, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Mary Beth Breslin, Kristin Lochhead, Kate Tillan, Jeffrey Gabor

Re: Jupiter Wellness, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 14, 2020

File No. 333-239229

Ladies and Gentlemen:

Jupiter Wellness, Inc. (the “Company”) is hereby submitting an Amendment No. 2 to Registration Statement on Form S-1 (“Submission No. 6”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on October 22, 2019 (the “Draft Submission”), a Second Draft Registration Statement on December 13, 2019 (“Submission No. 2”), a Third Draft Registration Statement on January 21, 2020 (“Submission No. 3”), a Registration Statement on Form S-1 on June 17, 2020 (“Submission No. 4”) and an Amendment No. 1 to Registration Statement on Form S-1 on July 14, 2020 (“Submission No. 5”). Submission No. 6 has been revised to reflect the Company’s responses to the comment letter to Submission No. 5 received on July 23, 2020 from the staff of the Commission (the “Staff”) as well as certain other changes including our change of underwriter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 6 and all references to page numbers in such responses are to page numbers in Submission No. 6.

Amendment No. 1 to Registration Statement on Form S-1 filed July 14, 2020

Risk Factors

Our Second Amended and Restated Certificate of Incorporation contains an exclusive forum provision..., page 21

1.	We note your response to prior comment 10 and the language in your Second Amended and Restated Certificate of Incorporation which states that the exclusive forum provision does not apply to claims under the Securities Act of 1933 or the Exchange Act of 1934. Please revise your disclosure on page 21, which appears to allow for some exceptions, for consistency with the provision that appears in your certificate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 21 accordingly.

1

Unaudited Financial Statements

Note 10. Warrants and Options, page F-25

2.	In response to prior comment 4, you told us that you continued to use $1.00 as the underlying value of your common stock for purposes of valuing options granted in February and March of 2020. This value was based on common stock issued to third parties in December 2019. Please tell us how you considered the company's significant advancements in the quarter ended March 31, 2020, as noted in your response, in determining that these advancements had no impact on the valuation of your common stock in the quarter.

Response: We continued to use $1.00 per share as the fair market value price due to that being the last sale of our common stock to a third party at that time. We intend to update the market price for share grants and other equity items when we have additional third party sales, our stock is quoted on an exchange or when facts and circumstances would indicate that the previous price paid by a third party for cash as a type one fair value indicator should no longer be relied upon. We note that we have not issued any subsequent options or warrants since the Magical Beast acquisition.

To provide a background on the factors that we considered in setting the $1.00 valuation, we began discussions with Magical Beasts and drafted a letter of intent in August 2019. During that time period (particularly September 2019 to November 2019), the Company was conducting a Regulation A offering at $1.00 per share. Prior to the Regulation A offering, we had conducted private sales at $0.25 per share. The Offering Statement for our Regulation A offering in September 2019 included discussions that we had possible acquisition plans and the Company took that into account in setting the $1.00 offering price.

While, the Magical Beasts acquisition created additional top line revenue, we do not believe that in and of itself it was the primary factor in the recent increase in value. In fact, in both 2019 and the first part of 2020, Magical Beasts operated at a net loss and provided negative net cash flows from operations. As seen in the pro forma information in Amendment No. 1 to our Form S-1, the acquisition resulted in only an $11,000 change in gross profit. As part of the acquisition, we had a third party consultant perform a valuation and purchase price allocation that also used $1.00 as the valuation of our common stock. Thus, we used $1.00 for the option exercise price.

As stated in our last response letter, we believe that there have been several key developments that have enhanced our value, most of which took place after the quarter ended March 31, 2020. Specifically, on April 6, 2020, we filed a provisional Patent for our CBD Sunscreen Formulations followed by a Completed Formulation of Caniderm RX in May 2020. In June 2020, we filed an additional provisional Patent for Oro-nasal formulations of CBD and aspartame for the treatment of respiratory viruses including Covid-19 formulations. In July, we initiated a Clinical Trial of Caniderm Rx, which we consider to be our ultimate core product, for the treatment of eczema. We also made our first sales of personal protective equipment (PPE) in April 2020.

We believe that these advancements and developments, subsequent to March 31, 2020, played a key role in setting our target offering price in the current public offering. This information did not exist as of the February and March option grants. If we were to issue equity awards today, we would revisit our first quarter stock valuation based upon the different facts and circumstances that exist today, as well as taking into effect any sale of shares in our current public offering. As discussed, we have not issued any options or warrants since these developments occurred.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised S-1.

Sincerely,

/s/ Brian John
Brian John Chief Executive Officer

cc: (via email)

Arthur Marcus